FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

　Table of Contents

Document 1 News Release dated December 8, 2008

Document 2 News Release dated December 8, 2008

December 3 News Release dated December 8, 2008

Document 4 Material Change Report dated December 8, 2008

Document 5 Material Change Report dated December 8, 2008

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

December 8, 2008 TSX-V: AGX

LOVELAND PROJECT: NICKEL-COPPER INTERSECTED AT DEPTH

PROSPECTING CONFIRMS HIGH-GRADE GOLD TARGETS ON SURFACE

VANCOUVER - Amador Gold Corp. (the "Company") is pleased to announce additional results from an exploration program designed to advance historic nickel-copper zones and further define newly discovered gold targets at its Loveland Project in Loveland Township, about 35 kilometres northwest of Timmins, Ontario.

Recent drilling at the Loveland Project has focused on the Cominco Zone, one of two nickel-copper zones with historic resources on the property.

Drill hole LL08-22 intersected 1.41% copper and 0.98% nickel, or 2.39% combined copper-nickel, over a drilled width of 4.0 metres from 488.0 to 492.0 metres. This intersection occurred at about 400 metres vertically below surface and is the deepest intersection to date at Loveland. The combined copper-nickel grades of 2.39% are higher than the previously seen average of approximately 1.41% combined copper-nickel.

Another drill hole, LL08-18, collared about 235 metres southwest of drill hole LL08-22, intersected 0.40% copper and 0.80% nickel over a drilled width of 7.0 metres from 66.80 to 73.80 metres. This intercept occurs at about 50 metres vertically below surface and indicates that mineralization may extend to surface.

Exploration and drilling programs at the Loveland Property are continuing to enhance the potential of the historic Cominco Zone, situated 1.5 kilometres from the historic Hollinger Zone.

The Cominco Zone*, drilled in the 1970s by Cominco (now Teck), contains a historic resource of 130,000 tons grading 0.73% nickel and 0.68% copper that is non-compliant with NI 43-101 disclosure standards.

The Hollinger Zone*, drilled by Hollinger Mines prior to 1975, hosts a historic resource of 442,000 tons grading 0.71% nickel and 0.42% copper that is also non-compliant with NI 43-101 disclosure standards.

*A qualified person has not done sufficient work to classify the historical estimate as current mineral resources; therefore the Company is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

The complete results of recent drilling at Loveland are listed in the table (Figure 1) below.

PROSPECTING CONFIRMS GOLD TARGETS

The first gold discovery at the Loveland Property was found below the Cominco Zone earlier this year, when Hole LL08-13 returned 6.37 g/t (grams per tonne) gold over a drilled width of 8.55 metres from 383.25 to 391.80 metres, along with additional intercepts.

Prospecting south of the newly discovered Loveland Zone has located gold mineralization similar to that intersected by Hole LL08-13, within granodiorite with quartz stringers and disseminated sulphide mineralization. Two separate grab samples from this area have returned values of 8.98 g\t gold and 11.48 g\t gold.

More drilling is required to determine if the surface discovery represents a new separate zone of mineralization unrelated to the gold mineralization intersected by Hole LL08-13, or is part of a series of en echelon mineralized zones within the granodiorite. (See Figure 2 below.)

Amador’s winter drilling program is designed to further test these gold targets while also advancing the historic nickel-copper zones at the Loveland Property. The project is easily accessible and near existing mining and metallurgical infrastructure in the Timmins Camp.

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for Amador’s Loveland Project. Project supervision is by Charles Hartley and the contents of this news release has been reviewed and approved by Peter Caldbick.

About Amador Gold

Amador has assembled a portfolio of more than 20 quality properties of merit in established mining camps and emerging mineral districts of Canada. For further information and maps of the Loveland Property and other active projects please visit the Company’s website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries: Alan Campbell or Kevin Hull, Investor Relations
Phone: (604) 685-2222
Email: info@amadorgold.com
Website: www.amadorgoldcorp.com

AGORACOM Investor Relations: Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

Or visit www.smarstox.com/interview/agx to see interviews with company President, Richard Hughes.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Figure 1.

LL08-01	67.90	74.20	6.30	0.24	0.26	5391872	446310
Including	67.90	71.40	3.50	0.34	0.33
LL08-02		N.S.V.				5391834	446345
LL08-03	206.60	209.30	2.70	0.19	0.23	5391949	446316
	230.20	233.20	3.00	0.15	0.12
LL08-04	N.S.V.					5391906	446347
LL08-05	160.30	183.10	22.80	0.88	0.53	5391984	446280
Including	160.30	171.50	11.20	1.00	0.65
	180.40	183.10	2.70	1.92	1.00
LL08-06	173.50	174.40	0.90	0.19	0.18	5392020	446244
LL08-07	40.90	41.40	0.50	0.71	0.23	5392018	446170
LL08-08	110.80	115.70	4.90	0.17	0.23	5392017	446317
LL08-09	112.20	112.80	0.60	0.32	0.47	5391984	446350
LL08-10	N.S.V.					5391885	446255
LL08-11	135.90	173.50	35.0	0.38	0.33	5391914	446215
Including	137.00	145.50	8.50	0.73	0.59
	148.80	154.50	5.70	0.46	0.25
	166.00	172.00	6.00	0.78	0.85
or	168.50	172.00	3.50	1.06	1.05
LL08-12	N.S.V.					5391953	446183
LL08-13	N.S.V.					5391943	446382
LL08-14	N.S.V.					5391910	446415
LL08-15	N.S.V.					5391800	446325
LL08-16	106.40	106.90	0.50	0.31	0.54	5391832	446283
LL08-17	77.40	79.20	1.80	0.14	0.18	5391852	446230
LL08-18	66.80	73.80	7.0	0.40	0.80	5391884	446189
Including	68.50	73.80	5.30	0.43	0.95
LL08-19	N.S.V.					5391923	446155
LL08-20	N.S.V.					5391980	446135
LL08-21	N.S.V.					5391872	446380
LL08-22	488	492	4.0	1.41	0.98	5392050	446355
Including	488	491	3.0	1.70	1.15

　Figure 2.

Contact Information

Corporate Inquiries: Alan Campbell or Kevin Hull, Investor Relations

Phone: (604) 685-2222
Email: info@amadorgold.com
Website: www.amadorgoldcorp.com

AGORACOM Investor Relations: Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

Or visit www.smarstox.com/interview/agx to see interviews with company President, Richard Hughes.

Document 2

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

December 8, 2008 TSX-V: AGX

Private Placement

Amador Gold Corp. (TSX-V:AGX) is pleased to announce that it has arranged a private placement for up to 4,000,000 units. The financing will consist of units priced at $0.08. Each of the units will consist of either one flow through or non-flow through common share and one non-flow through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for general working capital, exploration on the Company’s Ontario properties, current property payments and new acquisitions.

About Amador Gold

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium, copper/nickel and diamond deposits. During the last few years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company's assets are entirely within Canada, with a strong focus in Ontario. Amador Gold’s properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

Contact Information

Corporate Inquiries: Alan Campbell or Kevin Hull, Investor Relations

Phone: (604) 685-2222
Email: info@amadorgold.com
Website: www.amadorgoldcorp.com

AGORACOM Investor Relations: Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 3

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

December 8, 2008 TSX-V: AGX

CORRECTION: Private Placement

Amador Gold Corp. (TSX-V:AGX) reports that a news release dated December 8, 2008 incorrectly stated the number of units in its private placement as 4,000,000. The correct number of units is 12,500,000.

Contact Information

Corporate Inquiries: Alan Campbell or Kevin Hull, Investor Relations
Phone: (604) 685-2222
Email: info@amadorgold.com
Website: www.amadorgoldcorp.com

AGORACOM Investor Relations: Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 4

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – December 8, 2008.

Item 3. News Release – News Release issued December 8, 2008, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. ("Amador") is pleased to announce that a recent prospecting program has generated a second gold discovery on the Loveland Property situated 35 km northwest of Timmins, Ontario.

Item 5. Full Description of Material Change – Amador Gold Corp. ("Amador") is pleased to announce additional results from an exploration program designed to advance historic nickel-copper zones and further define newly discovered gold targets at its Loveland Project in Loveland Township, about 35 kilometres northwest of Timmins, Ontario.

Recent drilling at the Loveland Project has focused on the Cominco Zone, one of two nickel-copper zones with historic resources on the property.

Drill hole LL08-22 intersected 1.41% copper and 0.98% nickel, or 2.39% combined copper-nickel, over a drilled width of 4.0 metres from 488.0 to 492.0 metres. This intersection occurred at about 400 metres vertically below surface and is the deepest intersection to date at Loveland. The combined copper-nickel grades of 2.39% are higher than the previously seen average of approximately 1.41% combined copper-nickel.

Another drill hole, LL08-18, collared about 235 metres southwest of drill hole LL08-22, intersected 0.40% copper and 0.80% nickel over a drilled width of 7.0 metres from 66.80 to 73.80 metres. This intercept occurs at about 50 metres vertically below surface and indicates that mineralization may extend to surface.

Exploration and drilling programs at the Loveland Property are continuing to enhance the potential of the historic Cominco Zone, situated 1.5 kilometres from the historic Hollinger Zone.

The Cominco Zone*, drilled in the 1970s by Cominco (now Teck), contains a historic resource of 130,000 tons grading 0.73% nickel and 0.68% copper that is non-compliant with NI 43-101 disclosure standards.

The Hollinger Zone*, drilled by Hollinger Mines prior to 1975, hosts a historic resource of 442,000 tons grading 0.71% nickel and 0.42% copper that is also non-compliant with NI 43-101 disclosure standards.

*A qualified person has not done sufficient work to classify the historical estimate as current mineral resources; therefore the Company is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

The complete results of recent drilling at Loveland are listed in the table (Figure 1) below.

PROSPECTING CONFIRMS GOLD TARGETS

The first gold discovery at the Loveland Property was found below the Cominco Zone earlier this year, when Hole LL08-13 returned 6.37 g/t (grams per tonne) gold over a drilled width of 8.55 metres from 383.25 to 391.80 metres, along with additional intercepts.

Prospecting south of the newly discovered Loveland Zone has located gold mineralization similar to that intersected by Hole LL08-13, within granodiorite with quartz stringers and disseminated sulphide mineralization. Two separate grab samples from this area have returned values of 8.98 g\t gold and 11.48 g\t gold.

More drilling is required to determine if the surface discovery represents a new separate zone of mineralization unrelated to the gold mineralization intersected by Hole LL08-13, or is part of a series of en echelon mineralized zones within the granodiorite. (See Figure 2 below.)

Amador’s winter drilling program is designed to further test these gold targets while also advancing the historic nickel-copper zones at the Loveland Property. The project is easily accessible and near existing mining and metallurgical infrastructure in the Timmins Camp.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 8th day of December 2008.

Document 5

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – December 8, 2008.

Item 3. News Release – News Release issued December 8, 2008, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. ("Amador") is pleased to announce that it has arranged a private placement for up to 12,500,000 units.

Item 5. Full Description of Material Change – Amador Gold Corp. ("Amador") is pleased to announce that it has arranged a private placement for up to 12,500,000 units. The financing will consist of units priced at $0.08. Each of the units will consist of either one flow through or non-flow through common share and one non-flow through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for general working capital, exploration on the Company’s Ontario properties, current property payments and new acquisitions.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 8th day of December 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

　AMADOR GOLD CORP. (Registrant)

Date: December 12, 2008 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary